SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suites 1602-05, Chater House, 8 Connaught Road, Central
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__)

     Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

99.1:	Announcement dated April 25, 2005 and published in the newspapers in Hong Kong on April 26, 2005, regarding the audited consolidated results of the Registrant and its subsidiaries for the year ended December 31, 2004.

99.2:	Press release dated April 25, 2005 concerning the 2004 year-end results and the proposed payment of cash dividend.

99.3:	Hong Kong annual report of the Registrant for the year ended December 31, 2004.

SIGNATURE
EXHIBIT INDEX
EX-99.1 Announcement dated Apr 25, 2005
EX-99.2 Press release dated Apr 25, 2005
EX-99.3 Hong Kong annual report

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
By:	/s/ Xiaoan Wu
	Name:	Xiaoan Wu
	Title:	Chairman

Date: May 26, 2005

EXHIBIT INDEX

Exhibit	Description
99.1:	Announcement dated April 25, 2005 and published in the newspapers in Hong Kong on April 26, 2005, regarding the audited consolidated results of the Registrant and its subsidiaries for the year ended December 31, 2004.

99.2:	Press release dated April 25, 2005 concerning the 2004 year-end results and the proposed payment of cash dividend.

99.3:	Hong Kong annual report of the Registrant for the year ended December 31, 2004.